

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

<u>Via Email</u>
Rene Arbic
Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202
Ile de Soeurs, Quebec
H3E 1A8 Canada

> **Re: Hipso Multimedia, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 16, 2011**
> **File No. 000-54491**

Dear Mr. Arbic:

　　We have limited our review of your filing to those issues we have addressed in our comment. Please include page numbers in your revised information statement.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us by when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing or the information you provide in response to this comment, we may have additional comments.

General

1.　The preliminary information statement states the majority shareholders and the board of directors have consented to a reverse stock split on a one for eight basis which will allow you to issue 8,559,721 shares in connection with the asset purchase agreement to acquire Buildablock. It appears, therefore, you must provide the information regarding the acquisition set forth in Items 11, 13, and 14 of Schedule 14A (as applicable), which applies to your information statement per Item 1 of Schedule 14C and Note A of Schedule 14A. Furthermore, as the majority shareholders have consented to the ratification of the asset purchase agreement, you are also required to provide the information under Item 14 of Schedule 14A regarding the acquisition in connection with Proposal 2. Please revise to provide all of the required disclosure.

　　Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via Email
       Richard Rubin, Esq.